UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Maxim Integrated Products, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

57772K101

(CUSIP Number of Class of Securities)

Carl W. Jasper

Chief Financial Officer

Maxim Integrated Products, Inc.

120 San Gabriel Drive

Sunnyvale, CA 94086

Tel: (408) 737-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew Sonsini, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94303

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated tender offer by Maxim Integrated Products, Inc. (the “Company”). A transcript from the Company’s earnings conference call on January 25, 2006 is set forth below.

Employees holding stock options eligible for exchange in the Company’s offer to exchange vested stock options with an exercise price equal to or greater than $35 per share for restricted stock units (the “Program”) should carefully read the Company’s Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, the Company’s letter of transmittal and related tender offer materials when they become available because they will contain important information, including, among other things, the various terms and conditions governing the Program. Copies of the Company’s Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, the Company’s letter of transmittal and related tender offer materials will soon be mailed to all employees holding stock options eligible for exchange in the Program and, once filed with the Securities Exchange Commission (“SEC”), may be obtained at no charge from the SEC’s web site at www.sec.gov.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Conference Call Transcript

MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Event Date/Time: Jan. 25. 2006 / 12:00PM PT

Thomson StreetEvents	www.streetevents.com	Contact Us	1

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

CORPORATE PARTICIPANTS

Carl Jasper

Maxim Integrated Products - CFO, VP-Fin.

Jack Gifford

Maxim Integrated Products - Chairman, President, CEO

Pirooz Parvarandeh

Maxim Integrated Products - Group President

CONFERENCE CALL PARTICIPANTS

Romit Shah

Lehman Brothers - Analyst

Michael Masdea

Credit Suisse - Analyst

Adam Parker

Sanford Bernstein - Analyst

Craig Hettenbach

Wachovia - Analyst

Ross Seymore

Deutsche Bank - Analyst

Chris Caso

Friedman Billings - Analyst

Ramesh Misra

C.E. Unterberg, Towbin - Analyst

Billl Lewis

JP Morgan - Analyst

Joseph Osha

Merrill Lynch - Analyst

Tore Svanberg

Piper Jaffray - Analyst

Jeff Rosenberg

William Blair - Analyst

Steve Smigie

Raymond James - Analyst

Louis Gerhardy

Morgan Stanley - Analyst

Simona Jankowski

Goldman Sachs - Analyst

Craig Ellis

Citigroup - Analyst

Sumit Dhanda

Banc of America - Analyst

Barry Zahl

Morningstar - Analyst

David Wu

Global Crown Capital - Analyst

PRESENTATION

Thomson StreetEvents	www.streetevents.com	Contact Us	2

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Operator

Good day and welcome to the Maxim Integrated Products second quarter second quarter 2006 earnings release conference call. Today’s call is being recorded. At this time for opening remark and is introductions I will turn the call over to Mr. Karl Jasper, Vice President of Finance and Chief Financial Officer from Maxim Integrated Products. Mr. Jasper, please go ahead.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

Thank you, operator. Again, I would like to welcome you all to our second quarter earnings conference call for Maxim Integrated Products. On the call today from the Company are Jack Gifford our Chairman, President, and Chief Executive Officer; Alan Hale, Vice President at Dallas Semiconductor; Koresh Minar, Director of Investor Relations; and again, myself, Carl Jasper, Vice President of Finance and Chief Financial Officer. As Jack is recovering from a strained vocal cord I will lead off by making some prepared remarks which include Maxim’s financial performance. We will save Jack’s voice for providing color, discussing our outlook, and answering questions. On the call we also have Pirooz Parvarandeh one of our two Group Presidents to help answer questions. We intended to have Tunc Doluca our other Group President and Vijay Yuel, our Senior Vice President of Worldwide process technology participate in this call. Unfortunately Vijay is sick and Tunc had to travel to Dallas.

There are a few administrative items I would like to take care of first before we cover the results. First of all, as noted in our earnings press release, Maxim expects to implement a program that will allow its employees excluding officers holding vested stock options with an exercise price of at least $35 per share to exchange them for restricted stock units or RSU’s vesting quarterly over the next 12 to 18 months at a specified exchange rate based on the Black-Scholes model. This exchange program will range from two, 3 to 5 option shares for one RSU. Employees holding stock options eligible for exchange in the program should carefully read the Company’s offer to exchange certain stock options for RSU’s, the Company’s letter of transmittal and related tender offer materials when they become available because they will contain important information including among other things the various terms and conditions governing the program and copies of the Company’s offer to exchange certain stock options for RSU’, the letter of transmittal, and the related tender offer materials will soon be mailed to all employees holding stock options eligible for exchange in the program. Once filed with the SEC may be obtained at no charge from the SEC’s website at www.SEC.gov.

Second, we will be making forward-looking statements on this call and in light of the Private Securities Litigation Reform Act I would like to remind you that statements we make about the future including our intentions or expectations or predictions of the future including but not limited to possible statements regarding bookings and turns orders, revenues and earnings, inventory and spending levels, manufacturing and efficiency or capacity, projected end market consumption of our products and any other future financial results are forward-looking statements. If we use words like anticipate, believe, project, forecast, estimate or variations of these words or similar expressions relating to the future, they are intended to identify forward-looking statements.

It is important to note that the Company’s actual results could differ materially from those projected in the forward-looking statements. Additional information about risk and uncertainties associated with the Company’s business are contained in the Company’s SEC filings on Form 10-K for the year ended June 25, 2005. Copies can be obtained from the Company or the SEC. Thirdly in keeping with the SEC’s fair disclosure requirements, we have made time available for a question and answer period. This will be your opportunity to ask questions of management concerning the core results and expectations for next quarter. An operator will provide instructions at that time.

Now I would like to turn to our financial performance. The bookings momentum that we experienced during our first fiscal quarter continued into the December quarter. We recorded $506 million in gross new orders during the quarter, a 10% increase over the previous quarter. As a result of the strong order rate, our 12 month backlog grew to $370 million at the end of Q2 from 330 million at the end of the first quarter. Of these amounts 329 million is shippable during the third quarter compared to the beginning 90 day backlog of $296 million for Q2. Net revenues for Q2 were $446 million, a 5.1% increase over the previous quarter. Higher sales were broadly supported by multiple markets. Pro forma operating margins were 44.1%, unchanged from the level of Q1. Pro forma diluted earnings per share for the second quarter was $0.42, up $0.03 compared to the $0.39 for the first quarter. $0.02 of this improvement is attributable to the higher sales while $0.01 of the increase was produced by a lower share count resulting primarily from stock repurchases of 9.2 million shares during the quarter.

To enable the financial community to fully analyze our performance, you will see both pro forma results which excludes stock based compensation expense called for by FAS 123-R and GAAP results in our press release. During the second quarter the Company generated $136.7 million in cash from operations. Primary uses of cash included repurchasing 9.2 million shares of common stock or $334.6 million, dividend payments of $40 million, and 37.4 million in capital equipment additions. I will now hand over the call to Jack to provide additional highlights before we start our question and answer session.

Thomson StreetEvents	www.streetevents.com	Contact Us	3

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Good afternoon. I am going — my voice is going to be not quite as loud as normal, but please don’t interpret that to be any lack of enthusiasm. We estimate that of the bookings, the 506 million we booked in gross bookings that we recorded in Q2, that they will generate 486 million in future net revenues when shipped. Thus imputing — the imputed net bookings in Q2 were 486 million. I detail that because often there is a misunderstanding between gross and net bookings or what revenues will come from the gross bookings. The adjustments between the two are for estimated future ship and debits, returns and other miscellaneous revenue adjustments.

Bookings growth during the quarter was extremely broad based with largest increases coming from the industrial networking data com, the camera market, telecom, notebooks, ATE, bay stations, instrumentation, and the measurement end markets. Dallas bookings grew 18% with all of their business units experiencing growth except for one. This growth was not unexpected but its timing was difficult to predict. The breadth of end market segment bookings in Q2 is consistent with our targeting multiple markets with R&D investments, the analog industry continues — excuse me, it contains numerous worthwhile segments to pursue and as our results indicate we’ve done a good job of addressing these large number of opportunities. As a result, Maxim’s revenues are not overly dependent on any one market segment, and we’re able to participate in revenue growth opportunities over a broad number of equipment segments throughout the entire twelve months of the year.

This market diversity usually reduces our volatility in revenues, allowing for greater operating efficiencies and better management of both above and below the line spending. During the last quarter we operated our fabs at about 52% of capacity and our end of line operations at about 75% of capacity. We are adding and we have added both front end tests — front end fab and back end test capacity to support our growth for Q4 and Q1 of ‘07.

During the quarter a few products were introduced to high volume production with yields not consistent with our long-term gross margin objectives for them. We expect to achieve these goals in the coming quarters. Our fiscal ‘06 capital spending forecast is about 135, 36 million and we’ve spent about 55 million through the first two quarters. Because of customer backlog schedules and their equipment, their equipment delivery needs, we will grow revenues in Q3 at a higher rate than both Q1 and Q2 growth rates, and higher than we currently expect for Q4 revenue. The third quarter sequential revenue growth will be at least 7% and earnings per diluted share will track that growth at 7% it will be about $0.45. This is before expensing employee stock options. We also expect that our operating margins and percent will not change.

Now I would like to describe some of the more exciting indie equipment opportunities and the new products that we’ve introduced into those equipments to penetrate the markets that will fuel our planned growth. For MP3 players and other partible equipment such as notebook PCs and DVD’s we introduced a family of audio amplifiers with a unique automatic gain feature that generates higher sound levels while improving audio fidelity. A chipset specified for a single band CDMA cellular phones in China, India, and South America was introduced and another chipset targeted at the single band PCS market in South America, Japan, and Asia was introduced. These chipsets are the first two chip radio solutions for CDMA and they’re in volume production today. Other solutions required more multiple chips, more than two, so we’re excited about that. These chips — these chipsets mesh very well also with our new CDMA power management IC which has on one chip eight output regulators and a built in battery charger.

A complete RF tuner for the developing Japanese mobile TV standard was introduced. This device has the capability to receive weak mobile TV signals in the presence of very strong and adjacent analog and digital terrestrial TV transmissions and will play a key role in the integration of TV into entirely new categories of electronics particularly smart phones and PDA’s. For the PDA and smart phone market, Maxim’s new edition to our market leading product line of battery pack authentication devices enables PDA’s and smart phones to verify the origin of the battery protecting the user from potentially dangerous batteries which on occasion have had explosions.

A device that provides accurate runtime estimation for mission critical portable applications has already achieved the design wins in GPS equipment. This device calculates the remaining capacity of a lithium ion battery by measuring its volt, its current, and temperature giving the user accurate information on how much life is left in the battery and their equipment. Another device that found a home in the GPS market and a variety of other application is our new telematics product that provides unparalleled time keeping accuracy in very harsh and severe environments.

Introduced in the quarter is a monolithic programmable power supply for automatic test equipment and other instrumentation, it provides four quarter — quadrant operation, sorry, and will be used in ATE testers for system-on-a-chip, DRAMs, and flash memory. For network and telecom

Thomson StreetEvents	www.streetevents.com	Contact Us	4

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

equipment a voice controlled crystal oscillator was introduced that provides outstanding phase jitter performance and has superior frequency pull ability. It allows for more efficiency and less interruptions of data. And again for notebook PC’s a family of two phase interleaves step down controllers that can be adjusted to single phase operation under light loads to improve efficiency. This is state of the art device an integrated instantaneous power monitor is also included on that same chip to sense CPU power dissipation. Another notebook product is an RGB video switch that allows switching of high bandwidth video signals between two video sources, a notebook and a monitor.

For telecom applications we introduced a device that replaces the mechanical relays in ET and E1 and T1 systems. This is typical of what analog IC’s can do in replacing electromechanical functions with microchips and this is again one of the vectors that allow analog to continue to grow is replacement of mechanical equipment. We also introduced a high performance mixer, optimized for Wi-Max and UMTS bay stations and targeted another product at high definition TV’s and set-top boxes and we now offer the highest quality high definition filter amplifier available and for European, cable, and satellite set-top boxes we’ve introduced a smallest device that can be used to switch between two S-card connectors and the MPEG decoder of the set-top box. Another TV product, digital TV product and monitor product announced as a multi-port TFT power supply for large LCD monitors and displays.

For the automobile, navigation systems, and rear seat entertainment displays we introduced a portable programmable device that serializes all six bits of the red, green, and blue plus control lines for the DC balance data. We also introduced a power supply that supplies power to several functions in the automobile including the radio and navigation systems and its feature is that it has — reduces the EMI issues that often plague electronics in cars and it also provides a very efficient power supply.

I think it is what I am trying to do is make clear that this range of products targeted a variety of end markets indicate that we believe that we can provide our shareholders with excellent earnings and revenue growth by pursuing new opportunities in these rapidly growing equipment markets. We believe that our ability to serve these many exciting growth markets significantly improves our opportunity to grow at a 20 to 30% rate over the next five years. Participation in the described markets and many others as they evolve will, we expect allow Maxim to grow at a faster rate than the industry. By leveraging our infrastructure, that is by not realizing proportional increases in below the line costs, we believe that we can pursue these additional equipment opportunities and deliver operating margins consistent with our profit growth rate objectives. The highly accretive nature of these opportunities is the key factor we are focused on. Our bookings strength and our resulting EPS and revenue projections for Q3 and beyond do, we believe demonstrate the validity of our approach. Let’s now turn the call back to Carl and to the group here and we’ll answer your questions.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

Operator, would you provide instructions for our audience and poll for questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] Our first question is from Romit Shah from Lehman Brothers.

Romit Shah - Lehman Brothers - Analyst

Nice job holding the operating margins. Based on your guidance it looks like gross margin will be down about 1% this quarter. Is that correct?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

The gross margins we can’t predict those until we’ve seen the end of the quarter. They are very mixed determined, yield determined. It is not a number that we know right now, but what we are comfortable with is that our operating margins won’t change.

Romit Shah - Lehman Brothers - Analyst

Okay. And then just baked into your March quarter guidance are you expecting to ship a lower percentage of your turns orders?

Thomson StreetEvents	www.streetevents.com	Contact Us	5

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Let me think about that for a second here. Actually it is going to be probably just about the same, just about the same. I think we’re planning on shipping about 160 million turns this quarter.

Romit Shah - Lehman Brothers - Analyst

Okay. And then just finally could you perhaps help explain why Dallas is finally turning around. It sounds like the strength is broad based, but is this just a function of some of the new products you guys have been working on over the last couple of years finally hitting production?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, yes, that’s what we’ve been frustrated with trying to predict. We felt that their new product offerings and the real renaissance in the Company is clear and I think we’re now beginning to see customers put these products into production and we’re seeing this growth coming from it.

Romit Shah - Lehman Brothers - Analyst

Thank you.

Operator

Thank you. Our next question comes from Michael Masdea from Credit Suisse.

Michael Masdea - Credit Suisse - Analyst

A quick couple just book keeping ones. The restricted stock units, you mentioned 5 million higher share count potentially from that. Do we know what that will reduce, I’m sorry if I missed it, reduce the ongoing options charge by?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Mike, I will let Carl answer that in more detail. But I don’t think 5 million is the right number. There could be 0.. If the employees choose not to take advantage of this exchange, there would be 0 new shares, RSU’s issued and we just really can’t predict. It is going to be somewhere in our — if you book the maximum number, we think it would be 4 million. I think there is just as much probability of it being 0 as 4. We just — it is really going to be a function of each individual and how he chooses to evaluate the proposition, so it clearly in my view there is no chance of it being 4 million, or very little, but it is probably somewhere between 0 and 4.

Michael Masdea - Credit Suisse - Analyst

And I assume that then the actual dollar impact would be variable depending on what the options outstanding look like?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Yes.

Michael Masdea - Credit Suisse - Analyst

Okay. So I’ll pass on that.

Thomson StreetEvents	www.streetevents.com	Contact Us	6

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

It will be amortized over six quarters, but it will be a number between 0 and probably maximum of 3 million a quarter, but more probably, probably in the neighborhood of about 1 million a quarter.

Michael Masdea - Credit Suisse - Analyst

Got it. And then did you actually say how many turns you shipped in the past quarter of those turns that you got booked?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

No, I didn’t, but I will tell you. Hang on a minute. Yes, we shipped 69% of our turns.

Michael Masdea - Credit Suisse - Analyst

And then quarter to date, have you shipped — what percentage of that 160 that you think you needed? Ballpark?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Say that again?

Michael Masdea - Credit Suisse - Analyst

Last quarter you gave us an update of how much of the turns you needed for the quarter that were actually shipped at the time of the conference call.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Oh, I don’t know the answer this quarter to that question.

Michael Masdea - Credit Suisse - Analyst

No problem. You gave guidance for the coming quarter, 7% plus and then you said it might come back a little bit after that. What’s given you that thought process at that point?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, I said it wouldn’t be — it will be at least 7%, and depending upon how much above 7% it is, we probably — we may not have that kind of growth in Q4. Based on Q4 to have significant growth, but we can’t predict, I just wanted to — I didn’t want extrapolating the third quarter number to a number that is bigger than its worst case number might be.

Michael Masdea - Credit Suisse - Analyst

Last question, just at least the word in the valley is that you took a trip to China and had an interesting experience. If that is true do you want to give us your thoughts on what you saw over there?

Thomson StreetEvents	www.streetevents.com	Contact Us	7

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I was very impressed by the capitalistic nature of the Chinese economy. They are extremely western in their views and in their business practices and I think as you say, maybe contrasted to doing business in Japan I think it is going to be much more exciting and I think there will be a much more aggressive market available to us in China than in the, say the Japanese market, the twenty years ago or thirty years ago how it was much more difficult for western companies to do business. I don’t see that in China. I certainly don’t consider China as a global threat if I did ever, but I did I guess at one time. I don’t any longer.

Michael Masdea - Credit Suisse - Analyst

Thanks a lot.

Operator

Thank you. Our next question comes from Adam Parker from Sanford Bernstein.

Adam Parker - Sanford Bernstein - Analyst

Just one housekeeping thing and then a longer term question. The housekeeping is how much will your option expensing be in Q3 versus Q2? Is that going to be higher or — I’m trying to read into your comment that earnings growth will be in line with revenue before employee stock options.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I didn’t — okay. That sounded like a pretty clear statement that I — I made a clear statement. I don’t—?

Adam Parker - Sanford Bernstein - Analyst

You said revenue growth will be 7% and earnings growth in line with that before employee stock options so one possible perhaps incorrect conclusion is that there is going to be more or a different amount of options expensing in Q3 versus Q2. Is that true?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, yes, I guess it probably is true. We issue options once a year. One quarter for the whole year, so then they amortize down and then it happens again. So I would imagine that in the first quarter of after that option issuing, you would have a little bit higher option expense in Q, in the first two quarters after that than in the last two quarters.

Adam Parker - Sanford Bernstein - Analyst

So if your revenue gross 7 your earnings gross a little less than 7?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I don’t think it is material, Adam.

Adam Parker - Sanford Bernstein - Analyst

I just — maybe I’m over reading it. Okay.

Thomson StreetEvents	www.streetevents.com	Contact Us	8

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

You’re over reading it. Also, I said, at least 7%. Okay?

Adam Parker - Sanford Bernstein - Analyst

Okay. It just seems like you went out of your way to say before employee stock. I thought maybe there was something.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

We run the Company on a pro forma basis, so I just wanted to make sure whenever we mention a number that we tell you that it is without — any number we mention we always talk about it being without option expense.

Adam Parker - Sanford Bernstein - Analyst

All right. Maybe just a follow-up on there and then the other questions. Does that mean I should take the tax benefit from options out of the cash flow statement also? Or — because you report that free cash flow number including that so I am just trying to understand your policy, you sort of take it out of income but leave it in cash flow.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

Actually on the free cash flow statement we’ve backed out the effects of that whole expensing of stock based compensation.

Adam Parker - Sanford Bernstein - Analyst

Including the tax portion you benefit from.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

Correct. So cash, we back it out.

Adam Parker - Sanford Bernstein - Analyst

All right. The longer term question, Jack, it seemed like you kind of lowered your number, or you’ve talked a long time about 30%, long-term growth. Maybe just update us what your five year plan is. Is it a 25% top line number and given that you’ve kind of said, hey, our plan is for 25, 30% revenue growth and why aren’t we seeing that this year? Is an issue of executing versus that plan or what are the shortfalls this year versus that plan?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I think you are seeing it this year. If you look at our Q4 of ‘05 revenue number and compare that to our Q4 of ‘06 number, the growth overall over that four quarters is over 25%.

Adam Parker - Sanford Bernstein - Analyst

Well, okay.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

It will be.

Thomson StreetEvents	www.streetevents.com	Contact Us	9

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Adam Parker - Sanford Bernstein - Analyst

So if you take your 7% number and then take a lower number like 6% for — I see what you’re saying. So you’re saying just in this last quarter now we’re up to that level and you think that’s the sustainable long-term level.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Adam, we’re going to meet our long range plan and whether — we believe in it, and we don’t really require that you believe in it, but we’re going to grow 20 to 30% a year over the next five years.

Adam Parker - Sanford Bernstein - Analyst

So the positives — last year you indicated to us, look, we didn’t actually hit to our plan. Now you’re kind of saying, hey, we are executing the plan. We won’t have any issues with execution this year. Is that a fair statement?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Which year are you talking about.

Adam Parker - Sanford Bernstein - Analyst

Right now, fiscal ‘06.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

We’re not going to — yes, I would agree with that statement, yes.

Adam Parker - Sanford Bernstein - Analyst

You did say last year we didn’t execute and now you’re kind of saying, look, we’re growing at this rate on a year-over-year basis, we are executing to our plan.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Yes, I think that’s accurate. Last year we had execution problems, this year so far we haven’t had any and hopefully in each subsequent year we won’t have. But you have to keep in perspective how exciting it is to have a company, a $2 billion company telling you they’re going to grow 20 to 30% a year.

Adam Parker - Sanford Bernstein - Analyst

Maybe one last thing. To what do you attribute the fact you’re executing better this year than last year?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, we’re not executing to our satisfaction yet. But we are — I don’t think executing — the execution last year was the problem. The execution three years ago was the problem. We did not have the levels of successes that we chose to have with regard to getting our new products out on

Thomson StreetEvents	www.streetevents.com	Contact Us	10

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

time, getting — having the customer acceptance of all of our new products, so this is three years ago and of course what we did three years ago affected last year, full years, last year growth, and there were other extenuating circumstances having to do with markets collapsing. Several of them which you’re well aware of, the datacom markets, the telecom markets, et cetera, dot com markets. But we can group those all together and call it execution or lack thereof with us not being able to predict that these markets disappeared and that with this evolution into these very exciting large chip, high performance, mixed signal chips at both high and low frequency, execution is not trivial. So as I pointed out before, learning that those ropes, learning how to navigate and in this new world, this new frontier four years ago, three years ago, had its pitfalls and we’ve learned from that and I think our ability to execute last year in terms of our new products and this year are — we’ve got — we’ve grown a lot in the last four years in terms of understanding these products, but the thing that’s most exciting and what causes us to take this challenge is the opportunities that these new equipments afford us and there is only a few companies that can take advantage of them and we’re going to do that.

Adam Parker - Sanford Bernstein - Analyst

Great. Hope the vocal cords get better. Thanks.

Operator

Our next question is from Craig Hettenbach from Wachovia.

Craig Hettenbach - Wachovia - Analyst

Thanks, can you talk — you mention about the brought based industrial and com markets come being back to life. They’re typically long design and cycle times. Is it more of you’re finally starting to see some CapEx spending or are there any other designs that you have captured of late that is driving that business?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I think that the telecom market is come being back to life, yes, I would say that, and I just — we see the economy generally healthy in a broad arena of equipment segments. I really have difficulty singling out any one segment that’s growing any better or any more exciting than the others. I think the industrial segment and the telecom segments tend to be longer term, longer design in times. They have — the telecom market has got different metrics today than it did five years ago. Today there’s a lot of equipment being designed. The objective is to make it lower cost rather than higher frequency or high data rates. So that’s changing, but we think that the telecom market will continue to improve, as we think the industrial market is a good market. It is just a much smaller percentage of the analog market today, the mixed signal analog market than it was ten years ago.

Craig Hettenbach - Wachovia - Analyst

If we switch gears over towards a vertical such as the notebook market, seems to be a little more competition over the last year or two. Do you think that’s a market for you over the next couple years that through other areas of growth it will be less significant to Maxim or how do you envision notebooks playing out for Maxim in the next one or two years.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Notebooks aren’t overly significant today to us. I think we’ve really made an effort — we try to communicate that to people, try to explain it. We don’t really have any one market that would — that we could live or die by. The notebook is a maturing market. We’ve continued to spend less money developing products in it rather than more, so our R&D expenditures in notebooks has been at best flat over the last two or three years. We have pursued, as you can tell from the products that I described in my talk that a lot of those products are going into areas where you’re probably not familiar with it, actually are in a notebook, but that’s where the money is, not in the main power and some of the older commodity type notebook products, so there’s opportunities there. It is not something that we are — it is not a major growth driver at all in our business plan.

Craig Hettenbach - Wachovia - Analyst

Okay. Then lastly, last quarter you had a healthy 25% increase to the dividend, this quarter brought back a lot of stock. On a go forward basis, how do you view those two areas such as dividend distribution versus stock buyback’s here?

Thomson StreetEvents	www.streetevents.com	Contact Us	11

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, we expect — we plan to — our Board plans to increase our dividend 20% a year, 20 to 25% a year each year, and with our shareholders, our major shareholders, our long-term shareholders, and there are probably 10 people who own 50% of this company, we do what they want us to do and they would like us to buy back shares and they would like us to increase our dividend. We’re going to do both.

Craig Hettenbach - Wachovia - Analyst

Got it. Thanks a lot.

Operator

Thank you. Our next question comes from Ross Seymore from Deutsche Bank.

Ross Seymore - Deutsche Bank - Analyst

Thanks and congrats on the good guidance there. A couple housekeeping questions. Cancellations in the December quarter?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Ross, they were roughly — they were almost exactly what they were last quarter.

Ross Seymore - Deutsche Bank - Analyst

Okay. So still around 10, 11 million.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Yes, the percent went down a little bit. But, yes, right, exactly.

Ross Seymore - Deutsche Bank - Analyst

And then another thing you have given in the past is quarter to date, what the business is looking like from a bookings perspective.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I will tell you what, I will make you a deal. I will do it one more time. But after that I am not going to do it any more because it is so inaccurate and misreading and it is just so — I am not going to do it next quarter. But I’ll — this quarter it is running at about the same rate as last quarter if you take into account that we had — we have got three major holidays that were in the last — since we had the last — since last quarter we had two — a Christmas and two new years, a Chinese new year and an American new year so we’re right about where we were. We did have during the last four weeks a bookings week that was the record for the Company. We booked $50 million, 52 million in one week. I can highlight or I can tell you — I just think — but having said all of that, it is completely data that is not sufficient to draw extrapolations from. It just, it’s misleading and I am going to not do it any more.

Thomson StreetEvents	www.streetevents.com	Contact Us	12

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Ross Seymore - Deutsche Bank - Analyst

I agree. Having perspective is important. The last question, then, on the gross margin, last quarter you talked about a couple issues internally where you were transitioning to smaller line widths as well as larger wafers and that costing you a little bit on the efficiency of at least one of your fabs if not two. Did you have anything like that in the quarter? Is that all cleared up now?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, it is ongoing. When you’re making the transition from 8” to 6” to 8” across the board with very advanced processes, both high frequency and also high density and you’re putting the number of products into production that we are, you’re going to have problems that are going to have temporary yield setbacks and they’ll affect your gross margins up or down on a short term basis. We have — we’ve got a couple of our wafer fabs that are costing us quite a bit of gross margin now because they haven’t made the moves that we wanted them to make which is a result of the kinds of things I just described, didn’t meet their plans. We’ve got a couple of products, three or four products that were introduced that have been introduced into production and high volume that we have to and want to deliver to our customers schedules that are not meeting the yields that they plan to make, but they will and we’ll get better at doing that. So these are things that will affect your gross margins from quarter to quarter, but they take care of themselves.

The other thing of course is the longer term effect on our gross margins which I’ve predicted and I’ve told you guys about for years is that as we get into the markets we want to be in, our mixes will change slightly and we’ll have our gross margins will go down, but they will not go down anywhere near proportional long-term — spending is going to go down.

Ross Seymore - Deutsche Bank - Analyst

On the last question, I noticed you guys had a bit of an issue for the second quarter in a row with some of your trucks over in I guess it was Malaysia this time. Did that have any impact in the quarter and should we expect to see some sort of OpEx go up to hire some armored cars to travel with your FedEx trucks?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, they’re not our FedEx trucks. It wasn’t Maxim that had the — they hijacked FedEx. It was our customers who got hurt by that. I mean the customers own the parts FOB our factories, so they specify the method of shipment and they they were on a FedEx trucks and FedEx is quite concerned with this and they’re doing things, they’re going to do things to stop it, but it — so as an expense to Maxim it was not. We believe that FedEx is insured and is covering the losses, and it is sort of kind of sick to think of it this way, but it actually amounted to 700, $800,000 in the long-term probably of additional business if the parts aren’t recovered and so I think that’s what you’re speaking of.

Ross Seymore - Deutsche Bank - Analyst

Yes. That’s perfect. Thanks for the color.

Operator

Thank you. Our next question comes from Chris Caso from Friedman Billings.

Chris Caso - Friedman Billings - Analyst

Yes, hi, thanks. I wonder if you can comment a little bit on product lead time, some of your competitors have talked about lead times extending a little bit with the current business conditions. If you could talk about what’s going on with Maxim and then as a follow-on to that, what are your customers telling you with respect to the inventory levels that they’ve got now and that they’re looking to carry over the next couple of months?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

They talked about last time or the time before there is two lead times. There is the lead time that the customer gives us or that he wants his parts in and that fits his schedule and then there is our lead times and his requirements haven’t changed. His lead times haven’t changed as far as what he is requesting of us, or what he is giving us for lead times and our lead times moved out about a half a week, I think from where they were last quarter, maybe a week.

Thomson StreetEvents	www.streetevents.com	Contact Us	13

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Chris Caso - Friedman Billings - Analyst

Okay. And with respect to inventory levels?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

We think that inventories are are being — are reduced in our view, that our customer’s inventories are lower now than they were last quarter.

Chris Caso - Friedman Billings - Analyst

Do you think that there is any reason for them to bring inventory levels higher going forward, I guess what’s on people’s minds now is what happened at the beginning of ‘04 recognize that’s a different situation now, but maybe you could kind of point out what’s different between now and say the beginning of ‘04?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Not in any position to give you any insight that means anything on that. I don’t know. I really don’t know, Chris.

Chris Caso - Friedman Billings - Analyst

Okay. That’s fine. Thank you.

Operator

Thank you. Our next question comes from Ramesh Misra from C.E. Unterberg, Towbin.

Ramesh Misra - C.E. Unterberg, Towbin - Analyst

Good afternoon, Jack. First a clarification. You mentioned that the strength in demand seems to be very broad based and I wanted to just clarify that it was broad based rather than just a Maxim specific issue.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Ramesh, ask me that question against. I didn’t quite understand it.

Ramesh Misra - C.E. Unterberg, Towbin - Analyst

It was a clarification. I think you mentioned that you’re seeing very broad based strength in demand and that is across all suppliers and it is not just a Maxim issue.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

No, I am only speaking about Maxim. It was across our 20 equipment segments that we focus on and it was across all of our business units. It was very broad but I can’t speak for other companies.

Thomson StreetEvents	www.streetevents.com	Contact Us	14

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Ramesh Misra - C.E. Unterberg, Towbin - Analyst

Okay. My second question was in regards to China, how much does it contribute to your revenues today and where do you see that going?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

China is a very small percentage of our revenues today. I see it increasing dramatically over the next five years.

Ramesh Misra - C.E. Unterberg, Towbin - Analyst

Today would you say it is below 5% or in the single digits basically?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I would.

Ramesh Misra - C.E. Unterberg, Towbin - Analyst

Okay. And then finally last question, Jack, I think you said that your front end capacity is about — or capacity utilization is around 52%. Under the circumstance would you envision yourself getting any — augmenting your capacity in any way at all?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, we have to augment our capacity to get to $5 billion in revenue. We’ll have to add additional Fab capacity to do that.

Ramesh Misra - C.E. Unterberg, Towbin - Analyst

And any kind of a time line in that regard?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I think that we will need to add a — add capacity at about 3 to $3.5 billion in revenue.

Ramesh Misra - C.E. Unterberg, Towbin - Analyst

Okay. All right. Thanks very much. Congratulations.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Thank you.

Operator

Thank you. Our next question comes from Jason Greene from Maxim. Your question, please.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Jason.

Thomson StreetEvents	www.streetevents.com	Contact Us	15

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Operator

Mr. Green, your line is open. Jason Green. Did you have a question, sir?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Why don’t we go on? He is Maxim sales manager.

Operator

Our next question comes from Bill Lewis from J.P. Morgan.

Billl Lewis - JP Morgan - Analyst

Thank you. Jack, if you wouldn’t mind, would you find talking about this trend you mentioned before, the kind of the gross margin and operating margin trends you’re seeing as you move into these higher volume markets, specifically at the operating margin line, essentially should they — is this kind of the low point for operating margins? Do you see some downward pressure further on operating margins and at what point do you expect you might get some leverage on operating margins?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I am not going to spend any time commenting on any more on that. I think people are tired of hearing me comment on it. I pretty much said the same thing for so many years. The only thing I will say is that our plan does not require that we get leverage, margin leverage to execute our plan. We expect that our growth will come — will be proportional to our revenue growth going forward.

Billl Lewis - JP Morgan - Analyst

Okay. And then I guess at the gross margin line, I am trying to understand, what is it that is driving this trend? Is it volume related or is it ASP related as these are larger more integrated chips? Would you mind talking about that.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I really already have and it is part of the nature of our business and our long range plan so there is nothing really more to comment on. I would just be ad nauseum repeating myself. I have said everything. I’ve said what we’re doing and what we believe, and I think there is no real need to repeat myself.

Billl Lewis - JP Morgan - Analyst

Okay. I am just trying to understand how much of it is integration versus large customers influence. So one last question if I could. Could you comment on any change or any update you could give us or thoughts on chip demand for next fiscal year?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I would if I could remember it. It is in this 25% growth range, 25 to 30 next year.

Billl Lewis - JP Morgan - Analyst

Great. Thank you.

Thomson StreetEvents	www.streetevents.com	Contact Us	16

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Operator

Our next question comes from Tore Svanberg from Piper Jaffray.

Tore Svanberg - Piper Jaffray - Analyst

Yes, good afternoon. A couple questions. Jack, I think it is two or three quarters now since you had a pretty significant and strategic decision to target your top 20 accounts more deeply. Are we starting to see the effects of that already now or do you think that’s still to come?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

No, very much we’re seeing the effects of it. It is embryonic, but you can tell from the products that we’ve introduced and you can tell by the breadth of our bookings revenue where it is coming from and we’re very pleased with the progress we’ve made with major corporations in terms of getting into their new equipment and also the businesses already resulting from it.

Tore Svanberg - Piper Jaffray - Analyst

Very well. And you mentioned that China seems to be more exciting than Japan. Any particular end markets you think that Maxim would have a significant role in in China?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, China, I probably overspoke on that. China is I think what I intended to say was that China is going to be an easier market to do business in than Japan is and was. We don’t do very much business in Japan. We expect to grow significantly in Japan also. It is just — we’ve had difficulty being a small company growing in Japan as a bigger company things become easier, but Japan is — our market share in Japan is quite low, and we think that Japan has got a — is a significant growth opportunity for us as well as China. In China there is virtually every market available to you that you’ve got in the United States from telecom to televisions to industrial. And they’re also, not only are they an exporter but I think frankly, the major market in China is going to be as much internal consumption as it is going to be export, and that you differ — that differs a little bit from, quite a bit from the Japanese market. The Chinese market is going to probably mirror the American market in mix.

Tore Svanberg - Piper Jaffray - Analyst

Very well. And then finally, looks like you have pretty good business momentum here the next couple couple of quarters. How do you feel about your internal inventory levels at this point? Are you okay with what you have and you think that can support it or do you expect to increase inventories again next quarter?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

No. We’ve actually caught up on our — our wafer fab now is producing about what we’re shipping. We actually are not going to grow inventory next quarter.

Tore Svanberg - Piper Jaffray - Analyst

Perfect. Thank you.

Operator

Thank you. Our next question is from Joseph Osha from Merrill Lynch.

Thomson StreetEvents	www.streetevents.com	Contact Us	17

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Joseph Osha - Merrill Lynch - Analyst

The first question I think has kind of been addressed. Can you talk to me a little about what your philosophy on inventory levels this year? Are you happy with today’s level or can it go higher or does it need to go lower? Not talking about the next quarter but a little further out.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I am happy, Joe, that we have got the inventories we have. Very happy. We think that we’re going to have difficulty growing inventories — well, we would — you would normally like inventories to grow a little bit with revenue growth, but historically in our business and at Maxim for sure we tend to build up inventories and then we tend to deplete them, so I am hopeful that our — we won’t deplete pleat them as rapidly as we did a few years ago, but we are planning fundamentally at this point in time to hold inventories flat.

Joseph Osha - Merrill Lynch - Analyst

So the implication then you run for reasons that you’re articulated that make sense but you’ve run your production machine at a rate higher than your pull here for the last couple of quarters is the implication that you kind of feel like that period is maybe ending?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Yes. I think we’re probably going to run more at the consumption rate now.

Joseph Osha - Merrill Lynch - Analyst

Again, I know you’re tired of answering this, but I want to make sure we understand it. You have said that you manage your business to operating profit dollars. Is the implication, then, that we should simply, if you’ve got more revenue growth then we might see the margin go down, if there is less revenue growth, the margin stays where it is is that how we should think about this?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I don’t think that our P&L, our reporting numbers are manipulated or managed like to that extent. We really pretty much report what we do.

Joseph Osha - Merrill Lynch - Analyst

I am just trying to get a sense as to the philosophy here.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Our philosophy and our strategy and we try as hard as we can to do this. This is to grow profits 30% a year, year-over-year and as you can figure out, you really would like your operating margins not to go down, but the other one you don’t care much about as long as — you can’t grow profits at that rate if you’re going to have deteriorating, materially deteriorating operating margins. That’s the way we think about it.

Joseph Osha - Merrill Lynch - Analyst

Understood. Last question really for Carl. Carl, I am sorry. I must be stupid. I see and it is not a big number, but in your reconciliation of free cash flow to net income I see tax benefits related to stock plans and then further down additional tax benefit related to stock plans. How is that not in there? I am sorry.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

It is just the nuances of the new accounting rules work. Joe, it will probably make sense that if you and I can hook up after the call I can just run through the detail of it. But that would probably be easier.

Thomson StreetEvents	www.streetevents.com	Contact Us	18

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Joseph Osha - Merrill Lynch - Analyst

But you are saying that all in all by the time we’re done there is no benefit related to tax benefits associated with stock option plans in this bottom line free cash flow number, is that what you’re saying.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

I am saying the cash benefit is in there. The non-cash element of FAS 123 calculations, that has been removed.

Joseph Osha - Merrill Lynch - Analyst

All right. So there is a cash element in there, it is just the non-cash element has been netted?

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

Correct. I probably should have made that more clear.

Joseph Osha - Merrill Lynch - Analyst

Thank you.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Doesn’t anybody have a question for our Group President? They’re all ready to talk. At least one of them is ready to talk to you.

Operator

Our next question comes from Jeff Rosenberg from William Blair.

Jeff Rosenberg - William Blair - Analyst

Well, there is pressure there now. Well, I will ask this question. You went through the number, a number of the new product introductions. But can you talk about the number of man months of new products you’ve introduced so far this year and kind of how that’s running relative to plan?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Yes. Well, actually Bruce can’t really answer that one. Because he would have to speak for Tunc also since the man months equal, pretty much divided between the two of them. But it’s — the man months that for this year’s plan is pretty much on schedule. The key for us going forward and in the past year-and-a-half has been not so much getting the man months introduced but as somebody asked me earlier, are you going to start executing better? The one area that we want to execute better in and we’ve been working on for the last two years is to get the products out on time and also to have a — to improve the success rate of the products which you can get all the man months introduced you want. But if the products are out late you’ll miss the designing opportunities. That’s an area where we are really focusing on, we are also focusing on introducing man months but if they’re not well defined products or if they’re out late, we need to really get the — that part of, that’s what we want to improve on.

Thomson StreetEvents	www.streetevents.com	Contact Us	19

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

We’ve got — to give you some idea, we’ve got like the ability to introduce in a given year for man months about 42, 4300 man months, and our plan really only requires that we introduce about 27, 27 to 3,000 man months, so it is not so much that we are up against a wall in the number of man months available to introduce or to work on products, it is more the quality of those, the result of those man months in terms of these complex products that we’re working on it is much more difficult to do these products error free. That’s what we’re working on and getting them done on time, and the errors can be made not only in circuit design but also in definition and when you have projects that are — that we’re focusing on that are real important to us, we spent the last three years learning how to do these things.

Jeff Rosenberg - William Blair - Analyst

Okay. Let me try to target another one of Pirooz. You were saying awhile ago about execution issues several years back that sort of led to your most recent execution issues over the last year. But as things start to hit plan and execution is better more recently, can you talk a little bit about successes in terms of whether you either gained market share by entering new areas where you didn’t have as much strength or maybe important new equipment markets that you targeted a couple years back where you’re start to go see some successful penetration.

Pirooz Parvarandeh - Maxim Integrated Products - Group President

Sure, I will try to address that. So we’ve over the last several years one of the strategies that we’ve been pursuing is really to start looking at new market areas and new things to get into, and a good example of that is really in the multi-media business unit where we’ve made some pretty significant products in the audio area, some of which are pretty complicated mix signal chips for example, audio Codecs and things of that sort, and the products that we’ve introduced in those areas obviously they’re new areas for Maxim and the customer base has received those products very well and very strongly. We have essentially displaced some very significant incumbents in those markets and I can’t really talk about the customer base or the specifics of the products but that’s certainty a good example of a case where we have decided to address a new market segment and to where we’ve been pretty successful in it. I don’t know if that addresses your question.

Jeff Rosenberg - William Blair - Analyst

I guess I was looking for anecdotal examples and that’s certainly a good one. I guess the last question I would ask you, Jack, in terms of the breadth like you talked about, in the past you’ve given us a number of how many of your 20 end equipment markets that you track went up during the quarter. Do you have that number in front of you?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Yes, I do. Pirooz you might — while I look it up, you might talk about the dramatic change in complexity.

Pirooz Parvarandeh - Maxim Integrated Products - Group President

Yes, so I mean, just going back to your previous question with regard to the new market areas that we’ve gone into, I think the other — it is not only the new market areas but also the fact that we’ve gone after these market areas — some of these market areas that have involved a very large increase in complexity of these mixed signal and analog and mixed signal chips and as I’ve said, the audio Codec certainly is an example of that. There is probably other examples for example in Power over Ethernet and other areas we’ve — where the level of integration has increased dramatically, probably by close to an order of magnitude in terms of what we’ve been doing traditionally.

Jeff Rosenberg - William Blair - Analyst

There is more functionality integration there or is it more sort of the, when you say complexity, the absolute high-end nature of the product or just the greater level of functional integration on the product you do?

Thomson StreetEvents	www.streetevents.com	Contact Us	20

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Pirooz Parvarandeh - Maxim Integrated Products - Group President

There is more functional integration and just also the fact that the blocks or the main functions also are higher complexity themselves. It is a combination of the fact that the main blocks are more complicated and in addition we’ve added integration so we’ve brought in other discreet components that our customers would normally have to put on their boards we’ve brought those into the chip. So it is both.

Jeff Rosenberg - William Blair - Analyst

You said you couldn’t really talk about the customer base. But can you talk about competitively who you really have been targeting with some of these successes?

Pirooz Parvarandeh - Maxim Integrated Products - Group President

Well, I don’t know. The major competitors again are people such as Analog Devices, Texas Instruments, National Semiconductor. I am not going to be any more specific than that.

Jeff Rosenberg - William Blair - Analyst

Great. Thanks.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

On your question on the equipment segment, I think approximately 15 to 16 were up and 4 to 5 were down.

Jeff Rosenberg - William Blair - Analyst

Great. Thank you.

Operator

Thank you. Our next question is from Steve Smigie from Raymond James.

Steve Smigie - Raymond James - Analyst

I was wondering if you could comment just a little bit on some possible product areas power factor correction, Hot Swap and a little bit on the Power over Ethernet you mentioned what sizes may be if you perceive those as being important or relevant to you guys going forward and potential growth rates there.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

By the way, I want to complement you. I have never met you. But I want to compliment you on that report you wrote. That was very comprehensive.

Steve Smigie - Raymond James - Analyst

Thank you.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Pirooz, you should probably answer that.

Thomson StreetEvents	www.streetevents.com	Contact Us	21

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Pirooz Parvarandeh - Maxim Integrated Products - Group President

With regard to the three areas, Hot Swaps, Power over Ethernet and what was the last one?.

Steve Smigie - Raymond James - Analyst

Power over Ethernet.

Pirooz Parvarandeh - Maxim Integrated Products - Group President

Yes, so Power over Ethernet we certainly see a tremendous opportunity there. I think the adoption rate of that has been tremendous, and for a lot of good reasons for why that is going to happen. Essentially what that enables our end customers to do is to power their peripheral devices off the Ethernet port and avoid plugging in the product into an outlet. That’s been growing very rapidly and we’ve got some pretty good product offerings in that area where we’ve worked very closely with leading companies in this area to define products and to define next generation products as well for them.

The Hot Swap area we also see that as a growing area as well. Primarily because all of these equipment types, the number of power supply rails is increasing and the desire to plug in cards into the chassis and to maintain continuous operation of the product of the end equipment is very important. So we — I believe that we’ve got a very strong product offering in that area as well. I think we’ve done a tremendous amount over the last probably three, four years in bringing out very competitive and very attractive products.

With regard to Power Factor Correction, I don’t believe that we have a very significant effort going on in there, and part of that is — and I am not excluding that from our future product roadmaps but part of the issue that we see there is the Power Factor Correction it becomes relevant at very high power levels, and typically what we’ve seen at those very high power levels is the margins are just not there. It is not a very attractive market from a competitive perspective. We don’t know that there is a huge amount that we can offer in terms of product differentiation. But again, there is probably going to be niches that we are going to be addressing but not for the general market.

Steve Smigie - Raymond James - Analyst

Okay. Great. Thank you. And one follow-up or separate question I guess, the shift from 6” to 8”, I’m just curious how much you’re perceiving that as just trying to drive better margins versus using that as a competitive advantage or maybe it is both.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, it is — we have a philosophy of being an innovative — a company of innovative new products that it would be a bad strategy to introduce new products and not be the low cost producer of them, so we don’t want to lose products that we introduce. We want to dominate those markets, so we have to be and want to be the lowest cost producer in the world of our products, and whether we wanted that discourages other people from making our products if they can because they know that you cannot — we will run you out of the market. You can’t run us out. So that’s been a winning strategy forever and obviously aggressively getting on to 8” wafers is, along with a lot of other things, is part of having low costs, so we also — it is — we have our product plan today and over the last few years requires that we have a high percentage of complex mix signal meaning submicron digital and submicron analog on the same chip and also in some cases very high frequency stuff in the 100 plus gigahertz bandwidth and you can’t do these without advanced processes using advanced equipment and of course all of that equipment today is 8”, so there is a performance and a technology need to be on 8” wafers also.

Steve Smigie - Raymond James - Analyst

Okay. Thank you very much for that. Thank you again for the compliment.

Operator

Thank you. Our next question is from Louis Gerhardy from Morgan Stanley.

Thomson StreetEvents	www.streetevents.com	Contact Us	22

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Louis Gerhardy - Morgan Stanley - Analyst

Hi, Jack.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Hi, Lewis.

Louis Gerhardy - Morgan Stanley - Analyst

Thanks for moving the call up by the way. That really helps.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Okay. Blame Louis for this call timing.

Louis Gerhardy - Morgan Stanley - Analyst

Just a housekeeping issue. I see that your quarter ended on Christmas Eve. Does that mean you are going to have a fourteen week quarter in the next year?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

In Q4? Of next year.

Louis Gerhardy - Morgan Stanley - Analyst

So the June quarter of ‘06?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

‘07. Not the fourth quarter of this year, the fourth quarter of next year.

Louis Gerhardy - Morgan Stanley - Analyst

So June quarter of calendar year ‘07.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

No, no. Is that right? You tell him.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

That’s correct. June 2007. That quarter will have the extra week in it.

Thomson StreetEvents	www.streetevents.com	Contact Us	23

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Louis Gerhardy - Morgan Stanley - Analyst

Okay. And then Jack, you mentioned you’re in the early stage of your engagement with the strategic customers. Is there sort of a way you can quantity it for us like what percent of your revenue they are today and where you think it will get just so we can keep track of how you’re progressing on that front?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I really don’t want to comment on that. It’s I think too proprietary.

Louis Gerhardy - Morgan Stanley - Analyst

Okay. Well, how about in the last 91 days sounds like you met with some of these accounts especially in China. Were there any new requests or adjustments or what were the thoughts of some of these customers? What did they ask you for that maybe you weren’t already doing?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, I met with accounts in not only China but in Korea and Taiwan and Japan. It wasn’t — I didn’t — your question specifically about China?

Louis Gerhardy - Morgan Stanley - Analyst

No. In general. Are they asking you for still even shorter lead times and just in general?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

No, we talked about partnerships and about efforts that the — projects they wanted us to work on and that sort of thing. We didn’t talk about lead times or anything like that. Prices, nothing like that.

Louis Gerhardy - Morgan Stanley - Analyst

As you penetrate more deeply into those accounts, how selective are you able to remain on the incremental opportunities at these accounts? Is that an all — an issue they’re asking you to do more and you only want to do a limited subset or how does that work?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I think that — I understand your question probably others on the call may not, but you’re using as the prototype for that kind of — a stereotype for that kind of a strategy of somebody like ST Micro and their relationship with Nokia where when they build whatever Nokia wants and it is very low margin and they’re basically selling silicon by the pound. And what we have — what you don’t understand, Louis, and I know specifically you don’t because I read what you say, there is a value added that companies like Maxim can offer with this high level of integration with mixed signal technology that our customers desperately desire to have and so they’re less interested in us doing their commodity products than they are their — the performance based products. So we have no problem at all getting involved in the areas that are of — that are attractive and it’s because that’s where they see us playing.

Louis Gerhardy - Morgan Stanley - Analyst

Okay. I had a technology question. It might have been more for Tunc but maybe Pirooz can take a crack at it just on Maxim’s philosophy on RF CMOS, sort of mainstream 0.13 micron CMOS for RF applications versus the by CMOS or silicon germanium approach. What’s your thought in terms of that going in that direction?

Thomson StreetEvents	www.streetevents.com	Contact Us	24

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Actually I am probably better qualified to answer that than Pirooz simply because he has nothing whatsoever to do with the RF business units. There is a — it’s a performance issue. I think for the most part, at the low end RF applications like point-of-sale, wireless products, wireless LAN stuff, you can probably do in the limit — in the future you probably only do most of that stuff with just CMOS. I think as performance — as it’s performance driven you’re going to really require a combination of CMOS and bipolar silicon germanium because you’re going to want the noise figures associated with bipolar. You’re going to want the break down voltages associated with bi-polar, you’re going to want the phase, the phase errors associated with bipolar, that you just can’t get about with CMOS. So you are really going to have a chip that’s like our chip, primarily CMOS, but they have the critical front end type products — front end type parts of the circuits are — are bipolar and also in the back end the RF amplifiers, we’re the only company, I believe integrating RF amplifiers along with the transmitters, and it is a value added that we have that the others don’t have. You really can’t compete with discreet approaches for RF amplifiers without bipolar, so it is not a simplistic answer although it is a simple question. Each application, each product is a different set of trade off’s. We obviously are not going to be playing in wireless communications areas that are better served by digital CMOS technology.

Louis Gerhardy - Morgan Stanley - Analyst

Okay. Well, thanks for the answer, Jack. That’s all I have now. Thank you.

Operator

Thank you. Our next question comes Simona Jankowski from Goldman Sachs.

Simona Jankowski - Goldman Sachs - Analyst

Hi, Jack, thank you very much. I just wanted to follow-up on the product you mentioned for CDMA for the transceiver and power management IC just to kind of get an updated sense from you on your expectations for that product and what has been the design win activity so far?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

That’s again a proprietary information. I can’t communicate that. It ties too much to specific customers and specific markets and I am going to not be able to answer that question. I am sorry.

Simona Jankowski - Goldman Sachs - Analyst

That’s fine. Maybe peripheral to that, are you also participating in the [TDFDA] market for China 3G.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Yes, we are.

Simona Jankowski - Goldman Sachs - Analyst

But I imagine you can’t comment on that either in much detail.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I really can’t.

Thomson StreetEvents	www.streetevents.com	Contact Us	25

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Simona Jankowski - Goldman Sachs - Analyst

Okay. That’s fine. Another question, just on your margins and not on the long-term question again but just near term, kind of taking a step back and looking at your overall mix, would it be fair to say that as we compare let’s say the first half of this calendar year to maybe the second half of last calendar year, since normally the mix is going to be less things like notebooks and cell phones here in the March quarter that incrementally that kind of a mix would be helpful to your margin here in this quarter? Considering there’s going to be more things like industrial or telecom?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Any products with higher gross margins will be helpful to us.

Simona Jankowski - Goldman Sachs - Analyst

But in other words, the mix typically in the March quarter will be something that is a little bit more advantageous.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

We don’t see as I pointed out, we don’t see this seasonality nearly as much as other companies do and we don’t — we can’t have aberrations worse in one quarter we get an aberration of low, something a lower margin product but it is not predictable. We will get that on occasion in the notebook market or the wireless market, but I wouldn’t be able to comment on any sort of trend or anything predictable along those lines.

Simona Jankowski - Goldman Sachs - Analyst

And then just last question on your CapEx,. Trending is slightly higher here in the next couple of quarters, just wanted to find out if that is mainly maintenance kind of CapEx or there’s certain bottlenecks you’re addressing given that it seems that your overall utilization is still relatively not that high.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I think we have done a really good job of planning capacity and we’re not in shortage situations. We are though — we did early in the quarter, or for the beginning of the year, excuse me.. We advised that our CapEx spending would be about $140 million. We’ve only spent about 55 million of that through two quarters, but we are adding equipment in our end of line and in our fabs so we really — we are aggressively spending to the extent that we — but we are still within our plan but we see the opportunities, we see the growth, and we’re adding both test and more fab capability.

Simona Jankowski - Goldman Sachs - Analyst

Thank you very much.

Operator

Thank you. Our next question comes from Craig Ellis from Citigroup. Your question, please.

Craig Ellis - Citigroup - Analyst

Jack, I thought I heard you say that utilization was 82% in the calendar fourth quarter. If so, would you expect it to move up towards the 85% level in the calendar first?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I didn’t say that, I don’t believe, Craig. I said that we were running about 50% in fab and about 75% end of line in Q2.

Thomson StreetEvents	www.streetevents.com	Contact Us	26

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Craig Ellis - Citigroup - Analyst

Okay.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

That’s what I said. But maybe I can your question. What is your question?

Craig Ellis - Citigroup - Analyst

My question was just the magnitude of change in utilization in the first quarter.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

First quarter. You mean the second quarter.

Craig Ellis - Citigroup - Analyst

The calendar first quarter so your fiscal third.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

The quarter we’re in right now.

Craig Ellis - Citigroup - Analyst

Yes,

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I would think that our fab utilization will go up probably 10 points at least. About probably to 60, 63, 64% utilization. Something in that ballpark. I think our end of line utilization will go probably to about 80, 85% maybe. Again, remember it’s not facility limited. I mean we — on end of line we buy equipment a quarter at a time in order to add capacity so it’s not like you need a new facility. It’s not like a fab.

Craig Ellis - Citigroup - Analyst

Yes. And so you’re just — you’re looking at your bookings and you’re looking at the full year capacity plan and just fine tuning as you go through the year?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Just adding end of line test equipment one and a half quarters ahead.

Craig Ellis - Citigroup - Analyst

Okay. And then just to summarize a number of different comments that I think I heard. You’re clearly looking at booking strength the last couple of quarters that should allow you to generate revenue growth in the fiscal third and fourth quarter that’s better than prior tenure meetings and it

Thomson StreetEvents	www.streetevents.com	Contact Us	27

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

sounds like that’s coming from a combination of better execution, incremental enterprise strength this year which was a little bit lacking last year, some early successes in your customer initiatives. I didn’t hear specific instances of share gain but it’s really those three things, and would it be safe to say you’re not concerned about orders that would be in excess of consumption at this point?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Boy, a lot of questions. I think your summary was generally right. I think that there probably is some share gain also that is going to occur, or is occurring this quarter and the last quarter and the coming quarters. But I would — I’m just trying to help you with your characterization. Generally I would agree with you.

Craig Ellis - Citigroup - Analyst

Okay. Thanks, Jack, and Pirooz, no questions this time. But if you’re on next, we’ll make sure we have some.

Operator

Thank you. Our next question comes from Sumit Dhanda from Banc of America.

Sumit Dhanda - Banc of America - Analyst

Hi, Jack, just a couple of housekeeping questions. Could you tell us what the delinquencies were this quarter? And if possible what the break-out for the different items were which accounted for the difference between net and gross bookings? If you have that handy.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

The net bookings versus growth bookings just has to do with ship in debits that we give to our distributors. We ship it to them at one price and they come back later asking for an adjustment, as well as just normal returns and price corrections that we make throughout our quarter.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

It’s about $12 million.

Sumit Dhanda - Banc of America - Analyst

Okay. 12 million is for shipped debits and then?

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

Let’s say it’s about 15 to 20 in total.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

The ship and debit portion’s about 12, yes.

Sumit Dhanda - Banc of America - Analyst

Okay. And then the delinquency?

Thomson StreetEvents	www.streetevents.com	Contact Us	28

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Why don’t you just — what did — ask the question again about delinquencies. I didn’t understand them.

Sumit Dhanda - Banc of America - Analyst

Could you tell us what the delinquencies were this quarter — last quarter?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Okay. We ended the quarter — first of all, I have to define delinquencies for you. We get — our distributors are probably about 25% of our business and they place orders, and their deliveries are always like tomorrow with no lead times. So the minute you get a distributor order it’s got an immediate delivery. So it’s delinquent the day you get it. Do you understand that? Do you follow me on that?

Sumit Dhanda - Banc of America - Analyst

Yes.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Okay. So you’re going to have a latent delinquency no matter — you could be — have no delinquency and you’d still have $25 million of delinquency on you books the way that works, 20, 25. But that’s a long winded answer. But I think our delinquencies going out of the quarter were in the neighborhood of about $40 million, 40, 45 million. Keeping in mind that a large — half of that are probably or more is due to distributors — is distributor orders.

Sumit Dhanda - Banc of America - Analyst

Okay. And then, I don’t know if you gave this metric out, but could you tell us what your best estimate of current quarterly consumption is at? Especially relative to your current shipments.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, our ship demands — our consumption estimates for this quarter probably are approaching — they’re over 490 million this quarter.

Sumit Dhanda - Banc of America - Analyst

Okay, All right,. Thank you, that’s all I had. Thank you very much.

Operator

Thank you. Our next question comes from Barry Zahl from Morningstar. Your question please.

Barry Zahl - Morningstar - Analyst

Good afternoon. I guess this question has been kind of asked, but I’ll try to ask in a way that you might be able to answer. In terms of the opportunities you see in the handset markets, would you characterize it as more opportunities for the higher gross out of 3G or more out of lower end phones?

Thomson StreetEvents	www.streetevents.com	Contact Us	29

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

That’s a good question. Well, you probably know the answer to that. I mean the opportunities that are available are, at the low end phones, are more of those than there are in the high end phones. Of course, we’d like the opportunities to be in the high end phones. So we need everybody to go out and buy a 3G phone. But we didn’t get into this business to be selling the stuff into the low end phones.

Barry Zahl - Morningstar - Analyst

Right. Okay. And the other question is related to the new product introduction. You mentioned integration has been a important trend for you as you try to bring highly integrated products. Can you characterize that as sort of what percentage of your new product introductions, what would be related to that trend? And how — what, how would these newly introduced, integrated products improve performance as well? Or are they mostly just focused on cost savings?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

They’re all providing performance improvements. I mean, we won’t do that products that don’t — we make — that’s a very important metric that we look at with every product we launch. If we’re not improving performance or adding value through that we are — we’re not in the business of trying to integrate to reduce cost, okay. But that’s a philosophy and every product that we launch is looked at with that regard. Some of them always don’t turn out that way, but that’s the way they’re launched. But the — I’m sorry, I forgot your first question.

Barry Zahl - Morningstar - Analyst

It’s just how important is this trend of integration for you? Can you sort of put it in a — present it for a — in terms of new product introduction?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I can. The stuff that we’re introducing now, I would say that at least 45 to 50% of it is a high level of integration for mixed signal. And I would say the stuff that we’re launching is probably 70%.

Barry Zahl - Morningstar - Analyst

And one last question about your opportunities in the auto navigation market. What’s going on in Detroit right now, the domestic manufacturer, probably under a lot of pricing pressure, and how do you see this segment going forward will meet your 25, 30% growth target?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, it’s funny you say they’re under pricing pressure. I look at it a little differently. I look at they are under product definition pressure. I think the reasons cars don’t sell, or do sell is because somebody’s got a better idea. They’ve been beat — Detroit’s been beat by definition. The other cars are — Detroit’s had its successes with the SUVs and with the pick-up trucks, but they’ve gone to a period now where they haven’t been able to figure out what people want. What Maxim does in this market is add these features, and allows them to do things that allow them to sell cars. Cars are selling now as much for any other reason is that they’re electronic content and the things that are going on — Detroit and Japan and China and Korea, they’re all, and Europe, they’re all trying to add features that will sell cars. So we’re right where we want to be. We have that ability to add features and to make the cars more attractive to the consumer. I mean electronics has — the other value is, of course, it reduces the weight of the car, it reduces the manufacturing cost of the car, improves the safety of the car, but our value here is not cost reduction nearly so much as it is allowing them to improve performance that allow them to sell more cars.

Barry Zahl - Morningstar - Analyst

Right. That wasn’t really my question. So you are well positioned in terms of your customers?

Thomson StreetEvents	www.streetevents.com	Contact Us	30

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, we are, I mean we would like to — obviously we could do better, but we’ve been welcomed with open arms into this automotive, electronics manufacturer — design community. Again, as somebody pointed out earlier, and it’s a good point, that we have to not do products that don’t have value added for Maxim. We could bury this company by going in to any one of these markets and doing whatever’s offered to us or whatever we — you can find a lot of stuff to do that doesn’t — that isn’t attractive and doesn’t have good margins because you’re not adding a lot of value. That isn’t what we — so we are — we do discriminate.

Barry Zahl - Morningstar - Analyst

Great. Thanks, that’s all for me.

Operator

[OPERATOR INSTRUCTIONS] Our next question comes from David Wu from Global Crown Capital.

David Wu - Global Crown Capital - Analyst

Jack, good afternoon, good quarter. Can you help us a little bit on two things. Number one is how short should — do you want to keep your lead times on this cycle?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Well, David, we would like them to be short, okay. I mean we’ve learned over the years that with our customer base today we’re not selling to 30,000 no name customers anymore. Yes, we have a large customer list, but we have a set of partners, major companies, and we need to be able to give them the deliveries they need and they don’t always know what they need. So we have to be able to react to that. So long lead times are not to our advantage.

David Wu - Global Crown Capital - Analyst

Well, where are they roughly now? Because it sounded like with your manufacturing issues, whatever they were, you’ve been able to ramp production pretty good coming up this quarter.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

We’ve done better than, I mean, I think better than almost anybody because we built that inventory and we have been able to ramp production, and we’re not dependent upon foundries. So that has really helped us. But our lead times are running between seven and eight weeks now.

David Wu - Global Crown Capital - Analyst

Do you think you have a good chance of keeping at that level given the capital spending and how your fabs are running?

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

I do. I completely do. I mean there will be exceptions, I mean one of the things that caused our lead times to move out a little bit this quarter was that we were shipping small quantity orders literally out of box stock up until this quarter and now we’re having to build a material percentage of those out of die-bank, but we still have die-bank. So they went from having zero lead time to now having like a three week lead time. But yes, I think we’re going to — I clearly believe we’re going to be able to support our customers needs.

Thomson StreetEvents	www.streetevents.com	Contact Us	31

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jan. 25. 2006 / 12:00PM, MXIM - Q2 2006 Maxim Integrated Products Earnings Conference Call

David Wu - Global Crown Capital - Analyst

Great. Thank you.

Operator

[OPERATOR INSTRUCTIONS] There are no further questions in the queue at this time.

Carl Jasper - Maxim Integrated Products - CFO, VP-Fin.

Thank you operator. Well, this concludes Maxim’s conference call, and we’d like to thank you all for your continued participation and interest in Maxim.

Jack Gifford - Maxim Integrated Products - Chairman, President, CEO

Thank you.

Operator

Thank you, ladies and gentlemen, for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

Thomson StreetEvents	www.streetevents.com	Contact Us	32

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.